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                                                                       EXHIBIT 1

October 31, 2002


Board of Directors
Seven J Stock Farm, Inc.
16945 Northchase Drive, Suite 1800
Houston, TX  7700

Dear Sirs:

     You have requested Howard Frazier Barker Elliott, Inc., ("HFBE") to render its opinion (the "Opinion") to the Board of Directors of Seven J Stock Farms, Inc. ("Seven J" or the "Company"), a Texas corporation, in connection with a plan of reorganization and certain transactions contemplated thereunder (the "Reorganization Transactions"), from a financial point of view, that the consideration to be received by the fractional shareholders of the Company (the "Fractional Shareholders") is fair to such holders. As described in the Proxy Statement dated November 4, 2002, the Company intends to propose a plan of reorganization, which will provide for, among other things, a 1,000:1 reverse stock split of the Company's common stock and the purchase by the Company of all fractional shares resulting from the reverse stock split at a price of $3.89 per share.

     As part of our financial advisory activities, HFBE engages in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes. We are experienced in these activities and have performed assignments similar in nature to that requested by you on numerous occasions.

     In rendering our written opinion, HFBE: (i) reviewed Seven J's Form 10-K and related financial information for the years ended October 31, 2000 and 2001;
(ii) reviewed Seven J's Form 10-Q for the quarters ended January 31, 2002, April 30, 2002 and July 31, 2002; (iii) reviewed certain information relating to the business, earnings, cash flow, assets and prospects of Seven J furnished to HFBE by the Company; (iv) conducted discussions with members of senior management of Seven J concerning the Company's business and prospects; (v) reviewed the historical market prices and trading activity for the Company's common stock;
(vi) discussed the expected operating results for the Company for the year ending October 31, 2002; (vii) reviewed the Proxy Statement dated November 4, 2002; (viii) reviewed the appraisals and other estimated values of certain assets held by the Company provided by management; and (ix) reviewed such other matters as HFBE deemed necessary, including an assessment of general economic, market and monetary conditions.

     In preparing its opinion, HFBE relied on the accuracy and completeness of all information supplied or otherwise made available to HFBE by Seven J and assumed that financial forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Seven J as to the expected future financial performance of the Company. HFBE did not independently verify such information or assumptions, including any financial forecasts, or undertake an independent appraisal of the assets of the Company. HFBE's opinion is based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of the opinion and we do not have any obligation to update, revise or reaffirm this Opinion. In

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Board of Directors
Seven J Stock Farm, Inc.
October 31, 2002
Page Two

rendering our Opinion, we did not perform any procedures or analysis regarding the potential environmental liabilities of the Company, nor did we consider the impact of changes in the regulatory environment in which the Company operates.

     The opinion of HFBE was undertaken at the behest of and for the benefit of the Board of Directors alone. To the extent a vote of the Company's shareholders is required or sought, HFBE's opinion does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote on the Reorganization Transactions. The opinion does not address the relative merits of the Reorganization Transactions and any other transaction or business strategies discussed by the Company's Board of Directors as alternatives to the Reorganization Transactions or the decision of the Company's Board of Directors to proceed with the Reorganization Transactions. HFBE has not been requested to and did not solicit third party indications of interest in acquiring all or any part of the Company. No opinion is expressed by HFBE as to the price at which Seven J Common Stock may trade at anytime following the Reorganization Transactions.

     HFBE assumed that there had been no material change in the Company's financial condition, results of operations, business or prospects since the date of the last financial statements made available to HFBE. In addition, HFBE did not make an independent evaluation appraisal or physical inspection of the assets or individual properties of the Company.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to the partial analysis or summary description. Furthermore, in arriving at our opinion, HFBE did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, HFBE believes that our analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In our analyses, HFBE made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values which may be significantly more or less favorable than as set forth therein.

     Neither HFBE nor our employees have any present or contemplated future interest in the Company which might tend to prevent us from rendering a fair and unbiased opinion.

     Subject to and based upon the foregoing, it is our opinion that, as of the date of this letter, the consideration to be received by the Fractional Shareholders is fair, from a financial point of view, to such holders.

Sincerely,

HOWARD FRAZIER BARKER ELLIOTT, INC.


By:
     ---------------------------------------
     Ronald L. Latta, Jr.
     Managing Director